Exhibit 99.3

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF ACORN INTERNATIONAL, INC.

FOR THE 2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON November 15, 2017

The undersigned shareholder of Acorn International, Inc., a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders and the proxy statement, each dated October 13, 2017, and hereby appoints Mr. Geoffrey Gao with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on November 15, 2017 at 10:00 a.m., local time at the offices of Sheppard Mullin Richter & Hampton LLP, 26th Floor, Wheelock Square, 1717 Nanjing Road West, Jing An District, Shanghai, 200040, People’s Republic of China, and at any adjournment or postponements thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder.

Proposal 1:	Ordinary Resolution: Re-election of Mr. Robert W. Roche as a director of the Company.

For	Against	Abstain
☐	☐	☐

Proposal 2:	Ordinary Resolution: Re-election of Mr. David Leung as a director of the Company.

For	Against	Abstain
☐	☐	☐

Proposal 3:	Ordinary Resolution: Re-election of Mr. Pierre E. Cohade as a lead director of the Company.

For	Against	Abstain
☐	☐	☐

Proposal 4:	Ordinary Resolution: Re-election of Ms. Jenny Hseau-Jean Wang as a director of the Company.

For	Against	Abstain
☐	☐	☐

Proposal 5:	Ordinary Resolution: Re-election of Mr. Eric Haibing Wu as a director of the Company.

For	Against	Abstain
☐	☐	☐

上 海

●	地址: 上海市田林路487号20号楼19层
●	邮编: 200233
●	电话: 021-51518888
●	传真: 021-51518883

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Proposal 6:    Ordinary Resolution: Appointment of Grant Thornton CPA LLP as independent auditor of the Company for the fiscal year ending December 31, 2017.

For	Against	Abstain
☐	☐	☐

Dated: ______________, 2017

Shareholder’s Name:	Co-Owner’s Name:

Signature	Co-Owner’s Signature

This Proxy Card must be signed by the person registered in the register of members at the close of business on November 8, 2017. In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney.

上 海

●	地址: 上海市田林路487号20号楼19层
●	邮编: 200233
●	电话: 021-51518888
●	传真: 021-51518883

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